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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2003

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F    / /                   Form 40-F    /X/


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes   / /                           No   /X/


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: March 25, 2003              By: /s/ SCOTT EWART
                                      ------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer



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                                                                   [LOGO]

     AT&T CANADA COMPLETES EXPANSION OF TELECOM SERVICES FOR TRANSAT AT INC.

              -- AGREEMENT VALUED AT $6 MILLION OVER THREE YEARS --

TORONTO - March 24 2003 - AT&T Canada Inc., Canada's largest competitor to the incumbent telecom companies, today announced that it has completed implementation of expanded telecom services for Quebec-based Transat AT Inc. valued at more than CDN $6 million over three years.

The services include Toll-free, Long Distance and Local services as well as a Global Data Network (Business IP Service based on MPLS technology) for Transat's locations across Canada, in the United States and France. The network is provided by AT&T Canada in conjunction with its international carrier partners.

The solution provided by AT&T Canada helps Transat achieve its goal of centralizing telecom services for its subsidiaries and affiliated companies. Through these subsidiaries and affiliates, Transat is active in every aspect of the organization and distribution of holiday travel.

"As a long-time customer of AT&T Canada, we have always been impressed by the quality of their network solutions and by the expertise and strong customer focus they bring to our business," said Jean Marc Belisle, Vice President and Chief Information Officer, Transat. "With this contract, AT&T Canada has helped us to achieve cost savings in a challenging travel market by providing a one-stop solution for our telecom needs."

"We are very proud of our long and significant relationship with Transat," said John MacDonald, President and COO, AT&T Canada. "We are pleased that we have once again been able to help a customer meet their business goals by offering the value-added services and support they have come to expect of our Company."

For more information about AT&T Canada's products and services, visit our website at www.attcanada.com or call 1 877 288-7253.

ABOUT AT&T CANADA: AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. Please visit AT&T Canada's web site, www.attcanada.com for more information about the Company.



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ABOUT TRANSAT AT INC.: Transat A.T. Inc. with its head office in Montreal is an integrated company specializing in the organization, marketing, and distribution of holiday travel. The core of its business consists of tour operators in Canada and France. Transat is also involved in air transportation and value-added services offered at travel destinations as well as in distribution through travel agency networks. Transat A.T. Inc. is a public corporation listed on the Toronto Stock Exchange (TSE:TRZ).


NOTE FOR INVESTORS: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

                                      -30-

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:


MEDIA:                                     INVESTORS AND ANALYSTS:
May Chong                                  Brock Robertson
(416) 345-2342                             (416) 345-3125
may.chong@attcanada.com                    brock.robertson@attcanada.com

                                           Dan Coombes
                                           (416) 345-2326
                                           dan.coombes@attcanada.com